# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: TuHURA Biosciences, Inc., CIK 0001498382
CUSIP: 898920103
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 10500 UNIVERSITY CENTER DR., SUITE 110, TAMPA, Florida (FL), 33612
Date of event which requires filing of this statement: 08/18/2026
Amends the filing with accession number 0000897069-24-002046
Filed by CIK 0001198554
Persons authorized to receive notices and communications: James A. Bianco, M.D., TuHURA Biosciences, Inc., 10500 University Drive, Suite 110, Tampa, Florida (FL), 33612, (813) 875-6600

## Reporting persons
- James A. Bianco, M.D. (CIK 0001198554): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 3,085,519; shared voting power 0; sole dispositive power 3,085,519; shared dispositive power 0; aggregate amount beneficially owned 3,085,519 (4.6% of the class)
  Comment: Includes (i) 2,173,307 shares of common stock, par value $0.001 (the "Common Stock") of TuHURA Biosciences, Inc., a Nevada corporation (the "Issuer"), and (ii) 912,212 options to purchase Common Stock held directly by Dr. Bianco exercisable within 60 days after the date hereof.
  
  Percent of class is calculated based on 65,758,360 shares of Common Stock outstanding as of August 18, 2026. The percentage of ownership reported was calculated in accordance with Rule 13d-3(d)(1)(i) promulgated under the Securities Exchange Act of 1934, as amended.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: TuHURA Biosciences, Inc.
Address of issuer's principal executive offices: 10500 UNIVERSITY CENTER DR., SUITE 110, TAMPA, Florida (FL), 33612
Comment:
This Amendment No. 1 to Schedule 13D (this "Amendment") amends and supplements the Schedule 13D originally filed with the SEC on October 25, 2024 (the "Original Schedule 13D") relating to Common Stock of the Issuer. Capitalized terms used but not defined herein have the meanings ascribed to them in the Original Schedule 13D. All references in the Original Schedule 13D and this Amendment shall be deemed to refer to the Original Schedule 13D as amended and supplemented by this Amendment.

James A. Bianco, M.D. (the "Reporting Person") is filing this Amendment to report that his beneficial ownership percentage in the Issuer has fallen below 5% as a result of the issuance of 1,878,287 shares of Common Stock to Parkview Holdings One LLC ("Parkview") pursuant to that certain Fee Letter, dated April 21, 2026, between the Issuer and Parkview (the "Fee Letter"). This Amendment does not reflect or report any transactions in the Issuer's Common Stock by the Reporting Person and is being filed solely to report the reduction in the Reporting Person's beneficial ownership percentage as a result of the Issuer's issuance of shares of Common Stock to a party that is not an affiliate of the Reporting Person. The filing of this Amendment represents the final amendment to the Original Schedule 13D and constitutes an exit filing for the Reporting Person.

## Item 2. Identity and Background
Name of person filing: This Amendment is being filed by the Reporting Person.
Residence or business address: The address of the Reporting Person is c/o TuHURA Biosciences, Inc., 10500 University Drive, Suite 110, Tampa, Florida 33612.
Present principal occupation or employment: The Reporting Person is the President and Chief Executive Officer and a director of the Issuer.
Criminal convictions in the last five years: During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The Reporting Person is a citizen of the United States of America.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

The Reporting Person is filing this Amendment to report that his beneficial ownership of Common Stock has fallen below 5% of the outstanding Common Stock. This decrease in beneficial ownership percentage resulted from the dilution of the Reporting Person's holdings due to an increase in the Issuer's issued and outstanding shares of Common Stock issued as a result of the Fee Letter. No funds were used or received by the Reporting Person in connection with the decrease in his beneficial ownership percentage.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Original Schedule 13D is hereby amended and supplemented to add the following:

As described in Item 5, as a result of the issuance by the Issuer of additional shares of Common Stock, and not as a result of any acquisition or disposition of securities by the Reporting Person, the Reporting Person ceased to be the beneficial owner of more than five percent of the outstanding Common Stock on August 18, 2026. Accordingly, this Amendment constitutes the final amendment to the Schedule 13D, and the Reporting Person's reporting obligations under Section 13(d) of the Act with respect to the Common Stock are terminated. The Reporting Person continues to serve as the President and Chief Executive Officer and a director of the Issuer.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

As of the date hereof, the Reporting Person beneficially owned 3,085,519 shares of Common Stock, which represents approximately 4.6% of the outstanding shares of Common Stock, which is comprised of (i) 2,173,307 shares of Common Stock, and (ii) 912,212 shares of Common Stock issuable upon the exercise of options held by the Reporting Person which are exercisable within 60 days of the date hereof. The percentage of ownership reported in this Item 5 was calculated based on 65,758,360 shares of Common Stock outstanding as of August 18, 2026, calculated in accordance with Rule 13d-3(d)(1)(i) promulgated under the Securities Exchange Act of 1934, as amended.
Number of shares as to which each person has sole or shared power to vote or dispose: As of the date hereof, the Reporting Person has sole voting and dispositive power over 3,085,519 shares of Common Stock, which includes (i) 2,173,307 shares of Common Stock, and (ii) 912,212 shares of Common Stock issuable upon the exercise of options held by the Reporting Person which are exercisable within 60 days of the date hereof.
Transactions in the class effected during the past sixty days: None.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: As of August 18, 2026, the Reporting Person ceased to be the beneficial owner of more than 5% of the Common Stock of the Issuer. The filing of this Amendment represents the final amendment to the Original Schedule 13D and constitutes an exit filing for the Reporting Person.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

None.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

None.

## Signatures
- James A. Bianco, M.D.: /s/ James A. Bianco, M.D., President and Chief Executive Officer (08/28/2026)